

December 15, 2021

Andrew Cross
Chief Financial Officer
Asian Infrastructure Investment Bank
AIIB Headquarters, Tower A
Asia Financial Center
No. 1 Tianchen East Road
Chaoyang District, Beijing 100101
People's Republic of China

>   **Re: Asian Infrastructure Investment Bank**
>   **Registration Statement under Schedule B**
>   **Filed November 16, 2021**
>   **File No. 333-261099**

Dear Mr. Cross:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement filed under Schedule B on November 16, 2021

Form 18-K for Fiscal Year Ended December 31, 2021 - Exhibit 3
Related Party Transactions, page 18

1.   We note your disclosure on page 18 that "Parties are generally considered to be related if the parties are under common control, or one party has the ability to control the other party." The disclosure in this section lists several loans to China or Chinese related organizations. Please disclose how China and the other parties listed are each a related party in the listed transactions. Also describe the Bank's approval process for the related party transactions and describe any differences between the approval process for these

investments compared to non-related party transactions. Please provide this disclosure directly in the prospectus in order to provide investors clear and prominent disclosure of the risks of related party transactions.

2.   We note your disclosure that:

"The Bank approved a US$75.0 million investment into the Asia Investment Limited Partnership Fund, a limited partnership fund organized under the laws of Hong Kong, China, and subscribed to an interest therein in November 2019. In addition to the Bank, the government of China and other entities related to the government of China are also limited partners of this fund. The Bank will not take part in the management of this fund."

Please disclose in the prospectus the nature of the investments by the Asia Investment Limited Partnership Fund and the other entities related to China that are limited partners. Also disclose the nature of the interest that the Bank acquired from the fund. Please disclose whether the Bank plans to enter into future investments with the fund.

Loans by Sector, page 26

3.   For each sector listed in the table, please revise the Form 18-K to describe in detail the nature of the sector and the loans that comprise each sector.

Financing Approval Process, page 28

4.   Please revise the Form 18-K to disclose the names of the persons on the Investment Committee and the country each person represents. Also, describe the selection process for the persons to participate on the committee.

General

5.   We note Exhibit 12 to the Form 18-K/A filed on November 19, 2021 and the disclosure regarding "External Auditor Work Papers," on page 9. Given the significance of this disclosure, please revise the Schedule B to include this information directly in the prospectus in order to provide clear and prominent disclosure of the issues and related risks. See CF Disclosure Guidance Topic No. 10, Disclosure Considerations for China-based Issuers. In addition, please consider the questions raised in the section "Disclosure Considerations for China-based Issuers" of the Disclosure Guidance Topic to ensure that the registrant fully discloses the material risks related to its operations in China. Additional disclosures regarding these risks should be clear and prominent and included directly in the prospectus of the Schedule B, and on the cover page of the prospectus, as applicable. Also update this information to include the recently adopted amendments to finalize rules under the Holding Foreign Companies Accountable Act and discuss the impact, if any, the rules may have upon the registrant.

6.   We note your disclosure in the "Where You Can Find More Information" section of the Schedule B that AIIB also incorporates by reference any future periodic reports and

amendments filed with the SEC between the date of the prospectus and the termination of the offering of the securities. We also note that AIIB filed a Form 18-K/A on November 19, 2021 and is not specifically incorporated by reference. Please amend your registration statement to specifically incorporate by reference the latest Form 18-K/A and any subsequent reports that are filed after your initial registration statement and prior to effectiveness.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Kluck at 202-552-3233 or Michael Coco at 202-551-3253 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance

cc: Krystian Czerniecki